UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

As previously disclosed on a current report on Form 6-K of Meiwu Technology Company Limited (the “Company”), the Company entered into a securities purchase agreement (the “SPA”) with three unaffiliated investors (each, an “Investor”, collectively, the “Investors”) on May 17, 2024, pursuant to which, the Company agreed to issue a convertible note (each, a “Note”, collectively, the “Notes”) with 10% original issuance discount (the “OID”) to each Investor (the “Offering”). The Company expects to receive gross proceeds of $1,000,000, before any expenses, as the aggregate purchase price of the three Notes.

On June 4, 2024, the Company has received the purchase price for the Notes and issued the Notes to the Investors. As all the closing conditions as set forth in the SPA were met or otherwise waived, the Offering was closed on June 4, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: June 7, 2024